MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERIDIAN VALUE FUND

MERDX

Prospectus/SAI
Fund Advisor
Financial Reports
Top 10 Holdings
Top 10 Sectors
Open an Account
Press

Meridian Growth Fund Advisor

Aster Investment Management, Inc.
60 East Sir Francis Drake Blvd.
Suite 306
Larkspur, CA 94939

Portfolio Management



Richard F. Aster, Jr. was born in Southern California. Formal education included undergraduate and graduate degrees in economics from the University of California, Santa Barbara. Mr. Aster worked for the U. S. Treasury Department and invested privately before joining Newburger, Loeb & Company, a New York Stock Exchange firm, in 1970. He worked for Newburger, Loeb for almost two years as a West Coast analyst before joining Robertson, Colman, Siebel & Weisel (which became Montgomery Securities and subsequently Banc of America Securities, Montgomery Division).

Mr. Aster's responsibilities at Montgomery Securities included formulating the firm's economic overview and investment strategy. His primary areas of research included emerging growth stocks and special situations covering a broad number of industries. Mr. Aster successfully managed accounts on a discretionary basis during this period. He left Montgomery Securities in March 1977 to form Aster Investment Management Co., Inc. Mr. Aster started the Meridian Growth Fund in 1984, the Meridian Value Fund in 1994 and the Meridian Equity Income Fund in 2005.



William Tao, CFA
Formal education includes an undergraduate degree in accounting and economics from the University of Toronto and a master's degree in business administration from the Ivey School of Business at the University of Western Ontario. Mr. Tao is a CFA charter holder. After obtaining his undergraduate degree, Mr. Tao worked as an auditor at KPMG for three years and for one year as a financial accountant at the University of Toronto Press. Following business school, Mr. Tao spent three years as a research associate with Credit Suisse First Boston in the equity valuation and semiconductor device research groups. Immediately prior to joining Aster Investment Management, Mr. Tao worked for three years as a research associate at BMO Capital Markets covering semiconductor device stocks. Mr. Tao joined Aster Investment Management in June, 2007.

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.